UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on March 6, 2025: Euroseas Ltd. Announces Dates for Effectiveness of the Registration Statement and Approval for Listing on the NASDAQ Capital Market of its Spin-Off, Euroholdings Ltd.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the succeeding two paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: March 6, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces Dates for Effectiveness of the Registration Statement and Approval for Listing on the NASDAQ Capital Market of its Spin-Off, Euroholdings Ltd.

Maroussi, Athens, Greece – March 6, 2025 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today that it has requested that the registration statement on Form 20-F of Euroholdings Ltd. (“Euroholdings”) be declared effective by the Securities and Exchange Commission on or around March 6, 2025.  The Company also announced that the application of Euroholdings Ltd. for listing on the NASDAQ Capital Market under the symbol “EHLD” has been approved, subject to notice of issuance.

Currently, Euroholdings Ltd. is a wholly owned subsidiary of the Company. Shares of Euroholdings Ltd. will be distributed on or around March 17, 2025 (the “Distribution Date”) to shareholders of record of the Company as of March 7, 2025 (the “Record Date”). The Company’s shareholders will receive one share of common stock of Euroholdings Ltd. for every two and a half shares of common stock of the Company they own as of the Record Date. Fractional shares of common stock will not be distributed. Instead, the distribution agent will aggregate fractional shares of common stock into whole shares, sell such whole shares in the open market at prevailing rates promptly after our shares of common stock commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional shares of common stock in the distribution.

After the spin-off, the Company will continue owning and operating its fleet of 22-feder and intermediate-size container carrier vessels, while Euroholdings Ltd. will independently own and operate its fleet of two vessels.

Shares of Euroseas common stock will continue to trade "regular-way" on NASDAQ under the symbol “ESEA" through and after the March 17, 2025 Distribution Date. Any holder of shares of Euroseas common stock who sells Euroseas shares "regular way" through the close of trading on  the March 17, 2025 Distribution Date will also be selling their right to receive shares of Euroholdings common stock in the distribution.

It is anticipated that Euroseas shares will also trade "ex-distribution" (that is, without the right to receive shares of Euroholdings common stock in the distribution) beginning on or about March 7, 2025, and continuing through the close of trading on March 17, 2025, under the symbol “ESEAV".  Beginning on March 18, 2025, "regular-way" trading in Euroseas stock will reflect the distribution of Euroholdings Ltd.

A "when-issued" public trading market for Euroholdings Ltd.'s common stock is expected to begin on or about March 7, 2025 on NASDAQ under the symbol “EHLDV" and continue through the close of trading on March 17, 2025. Beginning on March 18, 2025, "when-issued" trading under the symbol “EHLDV" will end and Euroholdings Ltd. will begin "regular-way" trading on NASDAQ under the symbol “EHLD". Investors are encouraged to consult with their financial advisors regarding the specific implications of buying or selling Euroseas common stock on or before the Distribution Date.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are excited with the spin-off and separate listing of our elder vessels into a separate publicly listed company, Euroholdings Ltd. This spin-off will allow both companies to pursue different investment strategies and different distributions to their shareholders. Management of each company will be able to set the appropriate performance indicators for its respective strategy and more effectively communicate it to investors and the financial community. We plan to take advantage of growth opportunities to increase the size of each company as we believe that they are both well positioned to do so both in terms of their capital structure and their contract mix.

“Specifically, Euroseas will continue focusing on operating container vessels with a lower environmental footprint by owning -on average- younger vessels, keep investing in retrofits of certain of its existing vessels to improve their efficiency and continuing its newbuilding program of modern, fuel-efficient containerships.

“Euroholdings will focus on managing elder vessels, likely, operating them to the end of their economic lives. It will also have the opportunity to explore investments in vessels in other sectors as well as other maritime opportunities.  We expect for each of Euroseas and Euroholdings to be valued better separately than if they continue to operate together by offering more options to shareholders.”

Fleet Profile:

After the spin-off of Euroholdings Ltd., the Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Aug-25	$15,000
SYNERGY BUSAN (*)	Intermediate	50,726	4,253	2009	TC until Dec-27	$35,500
SYNERGY ANTWERP (+)(*)	Intermediate	50,726	4,253	2008	TC until May-25 then until May-28	$26,500 $35,500
SYNERGY OAKLAND (*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG (+)(*)	Intermediate	50,969	4,253	2009	TC until Jun-25 TC until Jun-28	$23,000 $35,500
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Apr-25	$21,000
RENA P(*)	Intermediate	50,796	4,250	2007	TC until Apr-25	$21,000
EM KEA (*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS (*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
TENDER SOUL (*)	Feeder	37,237	2,800	2024	TC until Oct-27	$32,000
LEONIDAS Z (*)	Feeder	37,237	2,800	2024	TC until Mar-26	$20,000
DEAR PANEL (*)	Feeder	37,237	2,800	2025	TC until Nov-27	$32,000
SYMEON P (*)	Feeder	37,237	2,800	2025	TC until Nov-27	$32,000
EVRIDIKI G (*)	Feeder	34,677	2,556	2001	TC until Apr-26	$29,500
EM CORFU (*)	Feeder	34,654	2,556	2001	TC until Aug-26	$28,000
PEPI STAR (*)	Feeder	22,262	1,800	2024	TC until Jun-26	$24,250
MONICA (*)	Feeder	22,262	1,800	2024	TC until May-25	$16,000
STEPHANIA K (*)	Feeder	22,262	1,800	2024	TC until May-26	$22,000
EM SPETSES (*)	Feeder	23,224	1,740	2007	TC until Feb-26	$18,100
JONATHAN P (*)	Feeder	23,351	1,740	2006	TC until Sep-25	$20,000
EM HYDRA (*)	Feeder	23,351	1,740	2005	TC until Mar-25	$13,000
Total Container Carriers	22	849,398	67,494

Vessels under construction	Type	Dwt	TEU	To be delivered
ELENA (H1711)	Intermediate	55,200	4,300	Q4 2027
NIKITAS G (H1712)	Intermediate	55,200	4,300	Q4 2027
Total under construction	2	110,400	8,600

Notes:

(*) TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

The Euroholdings Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
JOANNA(**)	Feeder	22,301	1,732	1999	TC until Mar-26, then until Sep-26, then until Nov-26	$19,000 $9,500 $16,500
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC until Oct-25	$16,700
Total Container Carriers	2	40,882	3,171

Notes:

(*) TC denotes time charter. Charter duration indicates the earliest redelivery date.

(**) Period to Nov-2026 is at the option of the charterer.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

Following the completion of the spin-off of three of the Company’s subsidiaries into Euroholdings Ltd., Euroseas will have a fleet of 22 vessels, including 15 Feeder containerships and 7 Intermediate containerships. Euroseas 22 containerships will have a cargo capacity of 67,494 teu. After the delivery of the two intermediate containership newbuildings in 2027, Euroseas’ fleet will consist of 24 vessels with a total carrying capacity of 76,094 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com